SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 8, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 8, 2025.

City of Buenos Aires, April 8th 2025.

To

CNV/BYMA/A3 Mercados

Re.: Relevant Event.

Dear Sirs,

Please be advised that on the date hereof, BANCO MACRO S.A. has been given notice of a class action complaint filed against it and entitled "Protegiendo al Consumidor P.A.C. vs. Banco Macro S.A. on Recovery of Amounts Paid" (Court File #27668).

Plaintiff argues that when calculating the default interests applicable to users of credit cards issued by the Bank, the Bank applies the provisions under Section 20 of Decree No. 70/2023, which is unconstitutional. In this sense, Plaintiff requests the reimbursement of the amounts collected by the Bank to all users and consumers in the Province of Buenos Aires as default interests pursuant to the provisions of Section 20 of the Decree No. 70/2023, in excess of the assessment method provided under the original wording of Section 18 of Law 25065, plus applicable interests and legal costs.

The complaint was brought and is pending before the Court in Civil and Commercial Matters No. 14 of Mar del Plata.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that were the case, such unfavorable decision would not have a material impact on its assets.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer